

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2020

<u>Via E-mail</u>
Daniel J. Luckshire
Chief Financial Officer
Siga Technologies, Inc.
31 East 62nd Street
New York, NY 10065

Re: Siga Technologies, Inc.
Form 10-Q for the quarterly period ended September 30, 2019
Exhibit No. 10.1 - Amendment of Solicitation/Modification of Contract 0003, dated
September 9, 2019, to Agreement, dated September 10, 2018 by and between SIGA
and the Biomedical Advanced Research and Development Authority of the United
States Department of Health and Human Services
Filed November 5, 2019
File No. 001-38436

Dear Mr. Luckshire:

        We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                                        Sincerely,

                                        Division of Corporation Finance